Anf 5/31/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SEC MAIL RECEIVED PROCESSING SECTION MAY 30 2002 WASH. D.C. 154

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

02022822

SEC FILE NUMBER
8-12726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARBAN CORPORATES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

560 Washington Street
(No. and Street)

New York	New York	10014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry — 201-369-5664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Anf 5/31/2002

OATH OR AFFIRMATION

I, the undersigned, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garban Corporates LLC, as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements of the Company are made available to all Company members and Allied members the New York Stock Exchange, Inc. and other regulatory agencies.

Philip [signature]
Signature

Chief Financial Officer
Title

Roger C. Campbell [signature]
Notary Public

Roger C. Campbell
Notary Public, State of New York
No. 02CA4688340
Qualified in New York County
Commission Expires January 31, 2006

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Garban Corporates LLC

Statement of Financial Condition
March 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Member of
Garban Corporates LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Garban Corporates LLC (the "Company") at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 7, 2002

Garban Corporates LLC
Statement of Financial Condition
March 31, 2002
(dollars in thousands)

Assets

Cash and cash equivalents	$ 9,439
Cash and securities segregated under federal regulations	6,951
Deposits with clearing organizations	10,261
Securities owned, at market value	1,071
Securities owned held at clearing broker, at market value	98
Receivable from brokers, dealers and clearing organizations	990,514
Commissions receivable, net of allowance for doubtful accounts of $64	2,765
Receivable from customers	2,575
Receivable from affiliates	1,189
Exchange memberships, at cost (market value - $9,900)	3,220
Prepaid expenses and other assets	1,331
	$ 1,029,414

Liabilities and Member's Equity

Liabilities

Bank loan payable	$ 631
Securities sold, but not yet purchased, at market value	262
Payable to brokers and dealers	980,925
Payable to customers	3,241
Accrued expenses and accounts payable	7,337
	992,396
Commitments and contingencies (Note 6)	
Member's equity	37,018
	$ 1,029,414

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Garban Corporates LLC (the "Company") is a Delaware Limited Liability Company. The Member is Garban LLC, a subsidiary of Garban Intercapital North America, Inc. ("GINA").

The Company is an indirect wholly owned subsidiary of ICAP plc (formerly Garban-Intercapital plc), a public company registered in the United Kingdom and engaged principally in money and securities broking throughout the world.

The Company, operating out of a temporary location in New York, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange ("NYSE"), which operates primarily in the interdealer market in bonds listed on the New York and American stock exchanges, over the counter corporate bonds and preferred stock.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and cash equivalents at March 31, 2002 include approximately $8,732 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Deposits with clearing organizations include U.S. government obligations with a market value of approximately $2,976 at March 31, 2002

Proprietary securities transactions are recorded in the statement of financial condition on a trade date basis. Customers' securities transactions are recorded on a trade date basis.

Securities owned and securities sold, but not yet purchased, are recorded at market value. Securities owned primarily consist of Foreign government and corporate obligations, and securities sold, but not yet purchased, primarily consist of corporate obligations. Securities owned held at clearing broker represent those securities owned which have been pledged as collateral and may be rehypothecated by the clearing broker.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the statement of financial condition.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

The Company is party to a Tax Sharing Agreement (the "Agreement") with GINA and affiliated entities. Pursuant to this Agreement, the Company is required to remit payments, on a quarterly basis, to GINA in respect of current and deferred federal, state and local income taxes on the net income earned by the Company. The Company is included in the consolidated Federal and combined state and local tax returns filed by GINA. Deferred tax assets or liabilities and taxes receivable or payable are calculated as if each entity were a separate taxpayer.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

3. Cash and Securities Segregated Under Federal Regulations

Cash in the amount of $1,500 and Treasury bills with a market value of approximately $5,451 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

4. Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers and Dealers

Receivable from brokers, dealers and clearing organizations and payable to brokers and dealers primarily include deposits paid for securities borrowed and deposits received for securities loaned, respectively.

5. Receivable from and Payable to Customers

Receivable from and payable to customers includes amounts due on cash transactions.

6. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of its business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.

The Company has satisfied collateral requirements with a clearing organization at March 31, 2002 by depositing an uncollateralized letter of credit in the amount of $10,000.

7. Net Capital Requirements

As a registered broker-dealer and member of the New York Stock Exchange, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission (the "Rule"). The Company computes its net capital under the alternative method

(dollars in thousands)

permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Rule may prohibit a member firm from expanding its business or paying cash dividends, if resulting net capital would be less than 5% of aggregate debit balances or 120% of the minimum dollar amount required. At March 31, 2002, the Company had net capital of approximately $24,780, which exceeded the minimum requirement of $1,000 by approximately $23,780.

8. Income Taxes

Deferred tax assets of approximately $682 included in GINA's financial statements are attributable to Garban Corporates LLC. These deferred tax assets primarily relate to the temporary differences between the tax and the financial reporting bases of accrued compensation, deferred compensation, and miscellaneous accruals. As of March 31, 2002, there was no valuation allowance against the deferred tax asset because, based on available evidence, management believes that it is more likely than not that the deferred tax assets will be realized.

9. Employee Benefits

The Company along with other affiliates participates in a trusteed profit-sharing plan (the "Plan") covering all full-time employees, under which contributions are made at the discretion of management.

10. Stock Option Plans

The Company participates in stock option plans that provide for the granting of options to acquire shares in ICAP plc to officers and other key employees of the Company. Options are generally granted at the market value of the date of the grant. Under one plan, options are grated with an exercise price that represents 50% of the market value at the grant date. Options generally vest between three and seven years after the grant date and will expire within seven to ten years after the grant date.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company generally executes transactions as a riskless principal between undisclosed principals. If the riskless principal transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation. The Company has loaned to brokers and dealers, securities owned by customers and other brokers and dealers having a market value of approximately $896,649 and received cash or other collateral with a value of approximately $928,121. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from customers and other brokers and dealers, securities having a market value of approximately $897,859 and has given cash or other collateral with a value of approximately $928,560. In the event a lender

(dollars in thousands)

does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed. At March 31, 2002, the Company had received collateral of $897,859 from counterparties under stock borrow agreements and has hypothecated collateral of $896,649 under stock loan agreements.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the March 31, 2002 market value of the related securities. The Company is subject to loss if the market price of the securities increases subsequent to March 31, 2002.

The contractual amount of unsettled purchase and sale transactions at March 31, 2002 was approximately $678 million. Substantially all of these transactions have subsequently settled.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate nonperformance by the counterparties.

12. Transactions with Affiliates

The Company entered into an agreement with Garban Intercapital Services LLC, ("GISL"), an indirect wholly owned subsidiary of ICAP plc, whereby GISL provides them with shared occupancy and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. Amounts receivable from affiliates are non-interest bearing and due on demand.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Member of
Garban Corporates LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Garban Corporates LLC (the "Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 7, 2002